SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 11 September 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 11 September 2026
           re: Transaction in Own Shares

11 September 2026

TRANSACTIONS IN OWN SECURITIES

Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from Goldman Sachs International (the "Broker").

Such purchases form part of the Company's existing share buyback programmes and were effected pursuant to the instructions issued by the Company to the Broker, as announced on 30 January 2026 and 31 July 2026.

Purchases pursuant to the share buyback programme announced 30 January 2026

Date of purchase	Aggregate number of ordinary shares purchased (pence)	Highest price paid per share (pence)	Lowest price paid per share (pence)	Volume weighted average price paid per share (pence)
07/09/2026	3,823,961	113.5500	112.5500	113.2831
08/09/2026	10,266,649	112.6500	111.0000	112.0965
09/09/2026	24,612,761	110.8000	109.3000	109.7992
10/09/2026	24,811,713	110.6000	108.9500	109.6462
11/09/2026	10,213,005	111.0000	109.6000	110.3086

 Purchases pursuant to the share buyback programme announced 31 July 2026

Date of purchase	Aggregate number of ordinary shares purchased (pence)	Highest price paid per share (pence)	Lowest price paid per share (pence)	Volume weighted average price paid per share (pence)
07/09/2026	0	0.0000	0.0000	0.0000
08/09/2026	0	0.0000	0.0000	0.0000
09/09/2026	0	0.0000	0.0000	0.0000
10/09/2026	0	0.0000	0.0000	0.0000
11/09/2026	0	0.0000	0.0000	0.0000

The Company intends to cancel these shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) (as such legislation forms part of assimilated law as defined in the EU (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buyback programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5130U_1-2026-9-11.pdf

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                                    +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                               +44 (0)20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 11 September 2026